UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-19914
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
COTT BEVERAGES SAN BERNARDINO SAVINGS & RETIREMENT PLAN
Cott USA Corp.
4211 W. Boy Scout Blvd.
Suite # 290
Tampa, Florida 33607
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COTT CORPORATION
207 Queen’s Quay West, Suite 340
Toronto, Ontario, Canada M5J 1A7

Cott Beverages San Bernardino Savings & Retirement Plan
Index
December 31, 2005 and 2004

Report of Independent Registered Certified Public Accounting Firm
To the Participants and Administrator of
Cott Beverages San Bernardino Savings & Retirement Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Tampa, Florida
June 20, 2006

Cott Beverages San Bernardino Savings & Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Noninterest bearing cash	$20	$5
Investments, at fair value	2,008,517	1,766,372

	2,008,537	1,766,377

Contributions receivable
Participant	16,808	12,803
Employer	11,120	7,547

	27,928	20,350

Liabilities
Due to broker	7	6

	7	6

Net assets available for benefits	$2,036,458	$1,786,721

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernardino Savings & Retirement Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to
Participant contributions	$188,459	$164,946
Employer contributions	110,063	99,280
Interest and dividend income	28,526	17,813
Net appreciation in fair value of investments	12,596	65,511

Total additions	339,644	347,550

Deductions from net assets attributed to
Benefit payments	81,861	165,299
Administrative costs	8,046	4,502

Total deductions	89,907	169,801

Net increase	249,737	177,749

Net assets available for benefits
Beginning of year	1,786,721	1,608,972

End of year	$2,036,458	$1,786,721

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernardino Savings & Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of Plan

General

The following description of the Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering union employees 18 years or older who have completed three months of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.) (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2005 and 2004, Wachovia Retirement Services Company (“Wachovia”) served as the trustee and custodian.

Contributions

Active participants can contribute up to 15% of earnings, to a maximum of $14,000 for 2005 and $13,000 for 2004, to the Plan in the form of basic contributions. On October 1, 2005, the Plan was amended to increase the Company match on dollar for dollar employee contributions up to 3% of the participant’s earnings. Prior to October 1, 2005, the Company matched the employee contribution dollar for dollar up to 2% of the participant’s earnings. Investment in Cott Corporation Common Stock is optional for Plan participants. The Company also contributes a nonelective contribution equal to 2% of the participant’s compensation regardless of whether they elect to contribute to the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and nonelective contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20% per year. A participant is 100% vested after 5 years of credited service.

Investment Options

Effective September 1, 2003, the Company approved an amendment to the Plan to include Cott Corporation Common Stock as an investment option subject to specified investment limitations. The Plan provides participants with nine diverse mutual funds, collective investment trust fund and Cott Corporation Common Stock, as investment options in which to invest their contributions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

Cott Beverages San Bernardino Savings & Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
Investment Valuation and Income Recognition

With the exception of the Cott Corporation Common Stock, the Plan invests in diverse mutual funds and a collective investment trust fund managed by Gartmore Trust Company. Each account is valued at quoted market prices to determine a current fund value. Investments in securities for which exchange quotations are readily available are valued at the last sale price or, if no sales price exists, at the closing bid price. The collective investment trust fund is stated at contract value which approximates market value quoted by Gartmore Trust Company.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Participant Accounts

Participant accounts are credited with units by investment fund for participant contributions, employer contributions and fund transfers. Unit values are calculated daily to reflect the gains or losses of the underlying fund investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by fund multiplied by the appropriate unit values on the valuation date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Company. Participants incur the cost of fees charged by the trustee/custodian to process payment requests. Additionally, investment management fees are assessed to participants.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

Cott Beverages San Bernardino Savings & Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 2004, that the Plan is qualified, and that the trust established under the Plan is tax exempt under the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statement.

5.	Forfeitures

Forfeited nonvested amounts were $1,724 and $612 at December 31, 2005 and 2004, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and administrative expenses.

6.	Non-Participant Directed Investments

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2005	2004
Non-participant directed investment*
Cott Corporation Common Stock	$126,890	$231,572

Changes in non-participant directed investment*
Contributions	$441	$1,562
Net (depreciation) appreciation	(88,523)	(28,052)
Benefits paid to participants	(16,600)	(41,253)

	$(104,682)	$(67,743)

*	Includes both non-participant directed and participant directed Cott Corporation Common Stock (Note 1)
7.	Collective Investment Trust

The Gartmore Morley Stable Value Fund investment fund (the “Fund”), offered to participants of the Plan, is a collective investment trust fund with Gartmore Trust Company. The Fund consists of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. Income is accrued daily and reinvested in the Fund. The accrual of income is reflected in the Fund’s unit price which is priced daily and is not held constant.

8.	Related Party Transactions

Fees paid by the Plan for trustee management services amounted to $8,046 and $4,502 for the years ended December 31, 2005 and 2004, respectively. These fees qualify as party-in-interest transactions.

Cott Beverages San Bernardino Savings & Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
The Plan investments include shares of Cott Corporation Common Stock. These transactions qualify as party-in-interest transactions.

9.	Investments

The following table presents the Plan’s investments that represent 5% or more of the Plan’s assets.

	2005	2004
Cott Corporation Common Stock*	$126,890	$231,572
American Funds Balanced Fund	295,535	296,728
American Funds Growth Fund of America	764,839	596,726
Evergreen Core Bond Fund	272,688	201,598
Gartmore Morley Stable Value Fund	512,574	415,323

*	Includes both non-participant directed and participant directed Cott Corporation Common Stock (Note 1)
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,596 and $65,511, respectively, as follows:

	2005	2004
Collective Investment Trust Fund	$15,302	$12,455
Common Stock	(88,509)	(28,052)
Mutual Funds	85,803	81,108

	$12,596	$65,511

Cott Beverages San Bernardino Savings & Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004
10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of contributions in the financial statements and Form 5500 for the year ended December 31, 2005:

Participant contributions per the financial statements	$188,459
Plus: 2004 Participant contribution receivable	12,803
Less: 2005 Participant contribution receivable	(16,808)

Participant contributions per Form 5500	$184,454

Employer contributions per the financial statements	$110,063
Plus: 2004 Employer contribution receivable	7,547
Less: 2005 Employer contribution receivable	(11,120)

Employer contributions per Form 5500	$106,490

Participant contribution receivable per the financial statements	$16,808
Less: 2005 Participant contribution receivable	(16,808)

Participant contribution receivable per Form 5500	$—

Employer contribution receivable per the financial statements	$11,120
Less: 2005 Employer contribution receivable	(11,120)

Employer contribution receivable per Form 5500	$—

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2005	Schedule I

Identity of Issue, Borrower,				Current
Lessor or Similar Party	Description of Investment	Cost		Value
AIM Small Cap Growth Fund	Mutual Fund	$—		$1,239
American Funds Balanced Fund	Mutual Fund	—		295,535
American Funds Growth Fund of America	Mutual Fund	—		764,839
Davis New York Venture Fund	Mutual Fund	—		19,037
Evergreen Core Bond Fund	Mutual Fund	—		272,688
Evergreen Equity Index Fund	Mutual Fund	—		5,952
Fidelity Advisor Mid Cap Fund	Mutual Fund	—		3,347
Templeton Foreign Fund	Mutual Fund	—		1,712
Goldman Sachs Mid Cap Value Fund	Mutual Fund	—		4,704
Gartmore Morley Stable Value Fund	Collective Investment Trust Fund	—		512,574
Cott Corporation*	Common Stock	160,618	**	126,890

		$160,618		$2,008,517

*	Party-In-Interest as defined by ERISA.

**	Includes both non-participant and participant directed investments.
See accompanying Report of Independent Registered Certified Public Accounting Firm.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule H, Line 4(j) — Schedule of Reportable Transactions
Year Ended December 31, 2005	Schedule II
The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule H, Line 4(i) — Schedule of Assets (Acquired and Disposed of Within the Plan Year)
Year Ended December 31, 2005	Schedule III
The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
Year Ended December 31, 2005	Schedule IV
The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule of Leases in Default or Classified as Uncollectible
Year Ended December 31, 2005	Schedule V
The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm.

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule of Non-Exempt Transactions
Year Ended December 31, 2005	Schedule VI
The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cott Beverages San Bernardino Savings & Retirement Plan
By:	/s/ Sher Zaman
Sher Zaman
Director of Human Resources, Cott Corporation

June 27, 2006